UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

June 25, 2010

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Announces Start of Universal RSV Vaccine Program

Leiden, the Netherlands (June 24, 2010) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced the start of a discovery program leading to the development and commercialization of a universal respiratory syncytial virus (RSV) vaccine. The RSV vaccine will be designed to prevent severe infections with the most common RSV strains in infants and the elderly. This discovery program is part of the existing strategic collaboration with Johnson & Johnson, through its subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc., signed in September 2009, to develop innovative products, including antibodies for influenza prevention and treatment.

RSV is the most important cause of viral lower respiratory illness in infants and children. RSV-induced disease is the last of the major paediatric diseases for which no preventive vaccine is available. Current prevention in developed countries is based on the administration of an RSV-neutralizing antibody, which is given to high-risk infants, in particular premature newborns. RSV also induces severe disease in immunocompromized adults and elderly with weak immune systems, for whom the costly antibody is not available.

“Crucell is delighted to work on developing a vaccine against RSV”, said Ronald Brus, Crucell Chief Executive Officer. “A vaccine that prevents severe RSV infections and death in infants will be a tremendous advance for the paediatric vaccine field. We expect that an RSV vaccine will be the next frontier in children’s vaccines for inclusion in the routine immunization of newborns. Based on our continuously growing experience in the respiratory field, as well as our in-house expertise, we are confident that we can make great strides towards our goal of a best-in-class RSV vaccine.”

Collaboration Agreement with Johnson & Johnson

In September 2009 Johnson & Johnson, through its subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc., and Crucell entered into a strategic collaboration for the development and commercialization of a universal monoclonal antibody product for the treatment and prevention of influenza A. In addition, the strategic collaboration involves four Innovation programs focusing on the development and commercialization of a universal influenza A vaccine as well as innovative products directed against three other disease targets. Activities for the universal influenza A vaccine started in January. The design of the universal influenza A vaccine will be based on specific epitopes (binding sites) that are recognized by our broadly cross-neutralizing influenza antibodies. The universal RSV vaccine has been selected as the second Innovation program; selection of the two other innovation targets is ongoing.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on the research, development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid vaccine that protects against five important childhood diseases. Since the launch of this pentavalent vaccine, called Quinvaxem®, in 2006, over 130 million doses have been sold in more than 50 GAVI countries. Through this innovation, Crucell has become a major partner in protecting children in developing countries. Other vaccines in Crucell’s core portfolio are a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, including an oral typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other proprietary technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Argentina, China, Italy, Korea, Spain, Sweden, Switzerland, UK and the USA. The Company employs over 1200 people. For more information, please visit www.crucell.com.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact Crucell:

Oya Yavuz

Vice President Corporate Communications & Investor Relations

Tel. +31 (0)71 519 7064

ir@crucell.com

www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

June 25, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations